Exhibit 99.1

Vermilion Energy Inc. Announces Senior Leadership Changes

CALGARY, AB, Nov. 17, 2020 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) announces changes to its senior leadership team. Mr. Michael Kaluza has stepped down as Executive Vice President and Chief Operating Officer ("COO"), effective immediately. We would like to thank Mr. Kaluza for his many contributions to Vermilion over the past seven years.

Mr. Dion Hatcher has been appointed to the newly created position of Vice President, North America. Mr. Hatcher has been with Vermilion since 2006 and most recently held the position of Vice President of the Canadian Business Unit, a position he has held since 2016. In his new role, Mr. Hatcher will be responsible for all of Vermilion's operations in Canada and the United States.

Mr. Darcy Kerwin has been appointed to the newly created position of Vice President, International & HSE where he will oversee Vermilion's Health, Safety and Environment efforts and be responsible for all of Vermilion's international operations. Mr. Kerwin has been with Vermilion since 2005 and has worked in our Canada, France, Australia and Ireland business units and most recently in the Calgary Head Office as Vice President, Strategic Planning.

We would like to congratulate Mr. Hatcher and Mr. Kerwin on their new roles and look forward to their ongoing contributions to Vermilion. These promotions are in alignment with Vermilion's objectives of promoting from within to develop internal succession candidates and maintaining continuity in our business while retaining our focus on efficient, effective operations.

In lieu of filling the role of COO we will rely on Mr. Hatcher and Mr. Kerwin to jointly fulfill the duties and continue to emphasize our focus on cost-control and safe, efficient, profitable operations.

As previously announced, Mr. Hatcher and Mr. Kerwin are also members of Vermilion's Executive Committee. The Executive Committee is proving to be very successful in managing the company by utilizing the collective knowledge of the eight Committee members to collaborate on strategic decisions for the Company.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with returning capital to investors when economically warranted. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia. Vermilion holds a 20% working interest in the Corrib gas field in Ireland.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

View original content to download multimedia:http://www.prnewswire.com/news-releases/vermilion-energy-inc-announces-senior-leadership-changes-301174077.html

SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2020/17/c0148.html

%CIK: 0001293135

For further information: Curtis Hicks, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:00e 17-NOV-20